

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 16, 2011

<u>Via Facsimile</u>
Andrew Brodkey
President and Chief Executive Officer
Zoro Mining Corp.
3040 North Campbell Avenue #110
Tucson, Arizona 85719

      Re: **Zoro Mining Corp.**
              Form 10-K for Fiscal Year Ended April 30, 2010
              Filed August 16, 2010
              File No. 000-52550

Dear Mr. Brodkey:

      We issued comments to you on the above captioned filing on March 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 30, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by May 30, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Donald F. Delaney, at (202) 551-3863, if you have any questions.

                        Sincerely,

                        /s/ Ethan Horowitz for

                        H. Roger Schwall
                        Assistant Director